Exhibit 5









                                 June 20, 1996









                               OPINION OF COUNSEL

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     We have acted as counsel for Lee Enterprises, Incorporated, a Delaware corporation (the "Company"), in connection with a legality of the shares of Common Stock which may be purchased under the Company's Amended and Restated 1977 Employees' Stock Purchase Plan (the "Plan").

     As counsel for the Company, we have examined the corporate organization of the Company and we have made such other examinations as we have deemed necessary and/or appropriate as a basis for the opinions hereinafter expressed.

     Based upon and subject to the foregoing and subject to the qualifications stated below, we express the following opinions:

     That 1,400,000 shares of authorized Common Stock of the Company of the par value of $2.00 per share (the "Common Stock") have been duly and legally reserved for issuance upon grant of options to purchase Common Stock of the Company under the Company's Plan, and when sold, issued and paid for in accordance with the terms and provisions of the Plan will be legally issued, fully paid and nonassessable shares of Common Stock of the Company.

                                   Sincerely,



                                   /s/ LANE & WATERMAN